FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.
•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof.
•	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section.
•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 8 to 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.
•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Employment and Labor” on page 10 hereof to “The Federal Republic of Germany—The Economy—Employment and Labor” section after the table “Employment and Unemployment” on page G-19.
•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—International Economic Relations” on page 11 hereof to “The Federal Republic of Germany—The Economy—International Economic Relations” section.

•	Exhibit (g) “Governing Law of Landwirtschaftliche Rentenbank (with English translation)” attached hereto is hereby added and the exhibit index is amended accordingly.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 18, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0666 U.S. dollar (EUR 0.9376 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended September 30, 2015	1.1162	1.1128	1.1580	1.0848

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2015 through November (November 13) 2015, published on a weekly basis by the Federal Reserve Bank of New York.

2015	High	Low
August	1.1580	1.0868
September	1.1358	1.1104
October	1.1437	1.0963
November (through November 13)	1.1026	1.0686

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

3

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2015

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s third quarter ended September 30, 2015. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2015 to be announced at a press conference and published in April 2016.

The first three quarters of 2015 were characterized by a strong demand for the Issuer’s special promotional loans for the agricultural sector and rural areas. These loans granted at particularly favourable interest rates for specific promotional purposes and assistance measures amounted to EUR 5,358.4 million (as compared to EUR 4,736.6 million at September 30, 2014).

In the first three quarters of 2015, Rentenbank was able to issue medium and long-term debt in the amount of EUR 10.8 billion (as compared to EUR 10.2 billion in the first three quarters of 2014). Thus, the amount raised until September 30, 2015 exceeded the anticipated medium and long-term issue requirement for 2015 of prospective EUR 10.5 billion.

At September 30, 2015, total assets amounted to EUR 88.7 billion (as compared to EUR 79.4 billion at September 30, 2014).

Amendment to Rentenbank’s Governing Law

Effective as of November 6, 2015, Section 16 of Rentenbank’s governing law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

4

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2015 compared to the second quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP came from domestic final consumption expenditure. The final consumption expenditure of both households and government increased. By contrast, gross fixed capital formation decreased slightly. According to provisional calculations, the development of foreign trade had a downward effect on growth because the increase in imports was markedly larger than that of exports.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2015 increased by 1.7% in price and calendar-adjusted terms, following an increase of 1.6% in the second quarter of 2015.

Source: Statistisches Bundesamt, Gross domestic product up 0.3% in 3rd quarter of 2015, press release of November 13, 2015
(https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_419_811.html).

5

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3

In October 2015, consumer prices in Germany were 0.3% higher compared to October 2014. The low inflation rate in October 2015 was mainly due to a 8.6% decrease in energy prices compared to October 2014. Most notably, prices for heating oil and motor fuels decreased by 24.5% and 13.1%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in October 2015 compared to October 2014 would have been 1.4%.

Food prices increased by 1.6% in October 2015 compared to October 2014. Overall, the prices of goods decreased by 0.8% in October 2015 compared to October 2014, mainly as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.2% in October 2015 compared to October 2014, due mainly to a 1.1% increase in net rents exclusive of heating expenses.

Compared to September 2015, the consumer price index remained unchanged in October 2015. Overall, energy prices decreased by 0.8% from September 2015 to October 2015. Prices for food increased by 0.5% in October 2015 compared to September 2015.

Source: Statistisches Bundesamt, Consumer prices in October 2015: +0.3% on October 2014, press release of November 12, 2015
(https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_416_611.html).

6

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.6
July 2015	4.6	4.6
August 2015	4.4	4.5
September 2015	4.3	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 381,000 persons, or 0.9%, from September 2014 to September 2015. Compared to August 2015, the number of employed persons in September 2015 increased by approximately 50,000, after adjustment for seasonal fluctuations.

In September 2015, the number of unemployed persons decreased by approximately 223,000, or 11.2%, compared to September 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2015 decreased by 1.1% to 1.87 million compared to August 2015.

Sources: Statistisches Bundesamt, Positive labour market trend continues in September 2015, press release of October 29, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/10/PE15_396_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to September 2015	January to September 2014
Trade in goods, including supplementary trade items	197.0	167.4
Services	-31.3	-32.7
Primary income	41.2	42.0
Secondary income	-30.1	-29.6

Current account	176.9	147.1

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in September 2015: +4.4% on September 2014, press release of November 9, 2015
(https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_410_51.html).

7

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2015 will be 0.9% of GDP. The general government gross debt ratio is forecast to be 71.4% as of December 31, 2015, a decrease from 74.9% as of December 31, 2014.

Source: Eurostat, EDP Notification Tables, October 2015, Germany (http://ec.europa.eu/eurostat/documents/1015035/7039947/DE-2015-10.pdf).

Other Recent Developments

Financial Assistance to Euro Area Member States

On August 19, 2015, the Board of Governors of the European Stability Mechanism (“ESM”) approved the Financial Assistance Facility Agreement (“FFA”) with Greece. Under the terms of the ESM’s loan agreement with Greece, the ESM will provide up to EUR 86 billion in financial assistance to Greece over three years. The ESM Board of Governors also adopted a Memorandum of Understanding (“MoU”) with Greece, specifying the policy measures that the Greek government has agreed to undertake in order to tackle the main challenges facing its economy. On August 20, 2015, the ESM approved the first tranche of financial assistance for Greece of EUR 26 billion, EUR 13 billion of which were immediately disbursed to Greece. The disbursement was the first part of a sub-tranche of EUR 16 billion, to be used for budget financing and debt servicing needs. The remaining EUR 3 billion of this sub-tranche are expected to be disbursed at the latest by the end of November, once Greece has completed additional prior actions. The second sub-tranche of EUR 10 billion, provided in ESM floating rate notes, is designated for potential bank recapitalization or resolution. The ESM will hold the notes in a segregated account. They can be disbursed provided, among other things, that Greece makes such a request and that the competent recapitalization/resolution authority confirms the amount. Disbursement is also subject to final approval by the ESM Board of Directors.

Sources: European Stability Mechanism, ESM Board of Governors approves ESM program for Greece, press release of August 19, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-esm-programme-for-greece.htm); European Stability Mechanism, ESM Board of Directors approves first loan tranche of €26 bn for Greece, press releases of August 20, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-first-loan-tranche-of-26-bn-for-greece.htm).

In October 2015, following a positive assessment of the seventh review of Cyprus’s macroeconomic adjustment program, the European Stability Mechanism (“ESM”) disbursed EUR 500 million to Cyprus, raising the amount of ESM financial assistance for Cyprus to EUR 6.3 billion out of the approximately EUR 9 billion committed by the ESM at the start of the financial assistance program.

Source: European Stability Mechanism, ESM Board of Governors approves updated Memorandum of Understanding with Cyprus, press release of October 5, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-updated-memorandum-of-understanding-with-cyprus.htm).

German and EU Reaction to Migratory Pressure

Approximately 800,000 migrants are expected to seek asylum in Germany in 2015, which would be unprecedented in the history of the Federal Republic and pose major humanitarian, administrative and financial challenges for the German federal government (Bund), federal states (Länder) and municipalities. Against this background the German federal government and the heads of the German federal states have agreed on measures to tackle the ongoing migrant crisis, which became effective as of October 24, 2015. Specifically, the German federal government has agreed to provide a lump sum of EUR 670 per migrant per month payable for the period from the migrant’s registration through the conclusion of the refugee’s application process for seeking asylum. In addition, the German federal government has undertaken to contribute EUR 500 million for social housing and EUR 350 million for unaccompanied minors. Albania, Kosovo and Montenegro are to be classified as safe countries of origin with the aim of accelerating the decision-making process on futile applications for asylum by migrants from these countries. The number of such applications increased strongly in the past year, with more than 90% the applications having been rejected. On September 29, 2015, the German federal government adopted a draft supplementary budget for the fiscal year 2015 in order to finance the agreement between the German federal government and the German federal states with respect to reception and accommodation of refugees and asylum seekers. The draft supplementary budget provides for an additional EUR 1 billion as relief for the federal states and municipalities, thereby raising the total amount of budgetary funds allocated in this area to EUR 2 billion. Furthermore, the draft supplementary budget establishes a reserve in an amount of EUR 5 billion, which is earmarked to finance the measures agreed from 2016 onwards. Should there be budgetary surplus at the end of 2015, any additional revenue would be used for this reserve, too. The German federal budget is expected to remain balanced in 2015.

Sources: Bundesregierung, Bund-Ländertreffen zu Flüchtlingen – Merkel „Ein guter Tag für Kommunen“, article dated September 24, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/09/2015-09-24-fluechtlinge-kanzleramt.html); Bundesregierung, Bund und Länder einigen sich auf Maßnahmen, press release dated September 25, 2015 (http://www.bundesregierung.de/Content/DE/Infodienst/2015/09/2015-09-25-bund-und-laender-einigen-sich-auf-massnahmen/0-bund-und-laender-einigen-sich-auf-massnahmen.html); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2015 – Vereinbarungen des Flüchtlingsgipfels werden ohne Schulden solide finanziert, press release dated September 29, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/09/2015-09-29-PM38.html); Bundesregierung, Gesetzespaket in Kraft getreten – Effektive Verfahren, frühe Integration, article dated October 26, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/10/2015-10-15-asyl-fluechtlingspolitik.html;jsessionid=EE62FCF01908C6CFB23A68242AE19E13.s1t1).

8

On September 22, 2015, the Council of the European Union adopted a decision establishing a temporary and exceptional relocation mechanism over two years from the frontline member states Italy and Greece to other member states. It will apply to 120,000 persons in clear need of international protection. In addition, on September 23, 2015, the European Council unanimously agreed to work on the implementation of a number of measures, including the establishment of “hotspots” by the end of November 2015 in frontline European Union member states in order to guarantee identification, registration and fingerprinting of migrants and at the same time ensure relocation and returns. The member states also agreed to contribute at least an additional EUR 1 billion to respond to the urgent needs of refugees in the region by helping the United Nations High Commissioner for Refugees (“UNHCR”), the World Food Program and other agencies. On October 25, 2015, leaders representing the countries along the Western Balkans migration route met in Brussels at the European Commission’s headquarters and agreed to improve cooperation and step up consultation. In particular, leaders agreed to improve the border management and to increase reception capacities in Greece and in the Western Balkans with support of the UNHCR.

Sources: Council of the European Union, Council decision establishing provisional measures in the area of international protection for the benefit of Italy and Greece, adopted on September 22, 2015 (http://data.consilium.europa.eu/doc/document/ST-12098-2015-INIT/en/pdf); Council of the European Union, Finding Solutions to Migratory Pressures, last reviewed on September 23, 2015 (http://www.consilium.europa.eu/en/policies/migratory-pressures/); European Council, Informal meeting of EU heads of state or government on migration, 23 September 2015 - statement, statement of September 24, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/09/23-statement-informal-meeting/); European Commission, Meeting on the Western Balkans Migration Route: Leaders Agree on 17-point plan of action, press release of October 25, 2015 (http://europa.eu/rapid/press-release_IP-15-5904_en.htm).

9

Employment and Labor

The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

Employment Rate – Breakdown by Gender and Age

	Total		Men		Women
(Age in years)	2014	2005	2014	2005	2014	2005
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1

Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014 - Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).

The following table presents data with respect to the structure of employment by economic sector for 2014 and 2005.

Structure of Employment – Economic Sectors

	2014	2005
	(Percent of total)
Agriculture, forestry and fishing	1.5	1.7
Production sector (excluding construction)	18.9	19.9
of which: manufacturing	17.5	18.4
Construction	5.7	5.8
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.9	2.9
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.1
Business services	13.2	11.0
Public services, education, health	23.9	23.7
Other services	7.0	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (September 2015), Table 2.2.9.

10

International Economic Relations

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

Foreign Direct Investment Stocks at Year-End 2013

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on November 18, 2015.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

12

 EXHIBIT (G)

Gesetz über die Landwirtschaftliche Rentenbank

in der Fassung der Bekanntmachung vom 12. Dezember 2013 (BGBl. I S. 4120), das durch Artikel 3 des Gesetzes vom 2. November 2015 (BGBl. I S. 1864) geändert worden ist

§ 1

Rechtsform, Sitz

(1) Die Landwirtschaftliche Rentenbank, nachstehend Bank genannt, ist eine bundesunmittelbare Anstalt des öffentlichen Rechts.

(2) Die Bank hat ihren Sitz in Frankfurt am Main. Sie unterhält keine Zweigniederlassungen.

§ 1a

Haftung des Bundes

Der Bund haftet für die von der Bank aufgenommenen Darlehen und begebenen Schuldverschreibungen, die als Festgeschäfte ausgestalteten Termingeschäfte, die Rechte aus Optionen und andere Kredite an die Bank, sowie für Kredite an Dritte, soweit sie von der Bank ausdrücklich gewährleistet werden.

§ 2

Kapital

(1) Das Grundkapital der Bank beträgt 135 Millionen Euro.

(2) Zur Verstärkung ihres Kapitals ist eine Hauptrücklage zu bilden. Dieser ist mindestens die Hälfte des nach Zuführung zur Deckungsrücklage (Absatz 3) verbleibenden Jahresüberschusses zuzuweisen.

(3) Neben der Hauptrücklage (Absatz 2) ist eine besondere Deckungsrücklage zu bilden; sie dient der Schaffung zusätzlicher Sicherheiten für die von der Bank ausgegebenen gedeckten Schuldverschreibungen. Die Deckungsrücklage darf fünf vom Hundert des Nennbetrages der jeweils im Umlauf befindlichen gedeckten Schuldverschreibungen nicht überschreiten. Ihr dürfen nicht mehr als 50 vom Hundert des Jahresüberschusses zugewiesen werden.

§ 3

Geschäftsaufgaben

(1) Die Bank hat den staatlichen Auftrag, die Landwirtschaft und den ländlichen Raum zu fördern, wobei die jeweiligen Zuständigkeiten des Bundes und der Länder zu beachten sind. Zur Erfüllung ihres Auftrages führt die Bank in folgenden Bereichen nach näherer Bestimmung der Satzung Fördermaßnahmen, insbesondere mittels Finanzierungen, durch:

1.	Landwirtschaft, einschließlich Forstwirtschaft, Gartenbau und Fischerei, sowie den vor- und nachgelagerten Bereichen,

2.	Absatz und Lagerhaltung land- und ernährungswirtschaftlicher Produkte, einschließlich der Erschließung und Festigung von Märkten in den Mitgliedstaaten der Europäischen Union und den anderen Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum,

3.	agrarbezogener Umweltschutz, Förderung erneuerbarer Energien und nachwachsender Rohstoffe aus der Landwirtschaft, Verbreitung des ökologischen Landbaus, Tierschutz in der Landwirtschaft,

4.	Verbesserung der Infrastruktur ländlich geprägter Räume,

5.	agrarbezogener Verbraucherschutz.

Das Bundesministerium für Ernährung und Landwirtschaft kann im Einvernehmen mit dem Bundesministerium der Finanzen der Bank die Durchführung von Fördermaßnahmen im Rahmen ihres staatlichen Auftrages gegen angemessenes Entgelt zuweisen.

(2) Zur Durchführung ihrer Aufgaben kann die Bank alle ihr zur Verfügung stehenden bankmäßigen Instrumente einsetzen, insbesondere Darlehen, Zuschüsse und sonstige Finanzhilfen gewähren, Bürgschaften übernehmen und Beteiligungen eingehen. Die Gewährung von Darlehen soll in der Regel über oder zusammen mit anderen Kreditinstituten erfolgen. Im Verhältnis zu anderen Kreditinstituten hat die Bank das gemeinschaftliche Diskriminierungsverbot zu beachten.

(3) Die Bank kann im Rahmen ihres Auftrages gemäß Absatz 1 nach näherer Bestimmung der Satzung auch Gebietskörperschaften und öffentlich-rechtlichen Zweckverbänden Darlehen und andere Finanzierungsformen gewähren.

(4) Die Bank kann nach näherer Bestimmung der Satzung sonstige Finanzierungen im Interesse der deutschen und europäischen Landwirtschaft oder der ländlich geprägten Räume gewähren, soweit es sich dabei um Projekte im Gemeinschaftsinteresse handelt, die von der Europäischen Investitionsbank oder ähnlichen europäischen Finanzierungsinstitutionen mitfinanziert werden.

(5) Zur Beschaffung der erforderlichen Mittel kann die Bank Darlehen aufnehmen, ungedeckte und gedeckte Schuldverschreibungen ausgeben, Gewährleistungen übernehmen sowie alle sonstigen banküblichen Finanzierungsinstrumente einsetzen.

§ 4

Sonstige Geschäfte

(1) Die Bank kann ferner alle Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. In diesem Rahmen darf sie insbesondere Forderungen und Wertpapiere kaufen und verkaufen sowie Geschäfte und Maßnahmen zur Steuerung und Sicherstellung ihrer finanziellen

Liquidität durchführen (Treasury Management) und alle für die Risikosteuerung erforderlichen Geschäfte betreiben.

(2) Der Effektenhandel, das Einlagengeschäft und Zahlungsdienste im Sinne des § 1 Abs. 2 des Zahlungsdiensteaufsichtsgesetzes sind der Bank nur für eigene Rechnung und nur insoweit gestattet, als sie mit der Erfüllung der öffentlichen Förderaufgaben in direktem Zusammenhang stehen.

§ 5

Organe

(1) Organe der Bank sind

1.	der Vorstand,
2.	der Verwaltungsrat,
3.	die Anstaltsversammlung.

(2) Die Aufgaben und Befugnisse der Organe regelt, soweit sie nicht im Gesetz bestimmt sind, die Satzung.

§ 6

Vorstand

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Vorstandsmitglieder werden vom Verwaltungsrat mit einer Mehrheit von mindestens zwei Dritteln seiner Mitglieder bestellt und abberufen. Die Bestellung bedarf der Zustimmung der Aufsichtsbehörde (§ 11 Abs. 1).

(2) Der Vorstand führt die Geschäfte der Bank, soweit diese Aufgabe nicht durch Gesetz oder Satzung anderen Organen zugewiesen ist.

(3) Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Die Befugnis zur Vertretung der Bank sowie die Form für Willenserklärungen der vertretungsberechtigten Personen werden durch die Satzung geregelt. Ist eine Willenserklärung der Bank gegenüber abzugeben, so genügt die Abgabe gegenüber einem Mitglied des Vorstandes. Auf die Vertretung der Bank gegenüber ihren Organen sind die für Aktiengesellschaften geltenden Vorschriften entsprechend anzuwenden.

§ 7

Verwaltungsrat

(1) Der Verwaltungsrat besteht aus

1.	acht Vertretern landwirtschaftlicher und ernährungswirtschaftlicher Organisationen, von denen benannt werden sechs vom Deutschen Bauernverband e.V., einer vom Deutschen Raiffeisenverband e.V. sowie einer als Vertreter der

Ernährungswirtschaft (Industrie und Handel) von den ernährungswirtschaftlichen Verbänden;

2.	drei Landwirtschaftsministern der Länder, die vom Bundesrat für eine von ihm zu bemessende Zeitdauer bestimmt werden, oder ihren ständigen Vertretern im Amt;

3. einem Vertreter der Gewerkschaften;

4.	dem Bundesminister oder der Bundesministerin für Ernährung und Landwirtschaft; die Vertretung in den Sitzungen des Verwaltungsrates und seiner Ausschüsse durch einen ständigen Vertreter im Amt oder durch einen Abteilungsleiter ist zulässig;

5.	je einem Vertreter des Bundesministeriums für Ernährung und Landwirtschaft sowie des Bundesministeriums der Finanzen; die Bundesministerien können auch durch andere sachverständige Personen vertreten sein;

6.	drei Vertretern von Kreditinstituten oder anderen Kreditsachverständigen, die auf Vorschlag der Bundesregierung von den anderen Mitgliedern des Verwaltungsrates hinzugewählt werden.

(2) Der Vorsitzende des Verwaltungsrates wird vom Verwaltungsrat aus den Reihen der vom Deutschen Bauernverband e.V. benannten Mitglieder gewählt. Sein Stellvertreter ist der Bundesminister oder die Bundesministerin für Ernährung und Landwirtschaft.

(3) Mitglieder der Anstaltsversammlung dürfen dem Verwaltungsrat nicht angehören.

(4) Der Verwaltungsrat überwacht die Geschäftsführung des Vorstandes und beschließt über dessen Entlastung; er kann dem Vorstand allgemeine und besondere Weisungen erteilen.

(5) Der Verwaltungsrat beschließt über den Jahresabschluss, über die Zuführung zur Hauptrücklage und zur Deckungsrücklage sowie über die Aufteilung des Bilanzgewinnes auf den Förderungsfonds (§ 9 Abs. 2) und das Zweckvermögen (§ 9 Abs. 3); er hat seinen Vorschlag über die Gewinnverwendung nach § 9 Abs. 2 der Anstaltsversammlung zur Beschlussfassung zuzuleiten.

(6) Der Verwaltungsrat beschließt die Satzung und ihre Änderungen. Sie bedürfen der Genehmigung der Aufsichtsbehörde (§ 11 Abs. 1).

§ 8

Anstaltsversammlung

(1) Die Anstaltsversammlung ist die Vertretung der Eigentümer und Pächter der mit der Rentenbankgrundschuld belasteten Grundstücke.

(2) Die Anstaltsversammlung besteht aus 28 Mitgliedern, von denen je zwei von den Ländern Baden-Württemberg, Bayern, Brandenburg, Hessen, Mecklenburg-Vorpommern, Niedersachsen, Nordrhein-Westfalen, Rheinland-Pfalz, Sachsen,

Sachsen-Anhalt, Schleswig-Holstein sowie Thüringen und je eines von den Ländern Berlin, Bremen, Hamburg sowie Saarland benannt werden. Bei der Auswahl der Vertreter sind die einzelnen Betriebsgrößenklassen, insbesondere die bäuerlichen Familienbetriebe, angemessen zu berücksichtigen.

(3) Die Anstaltsversammlung nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allgemeinen agrar- und geschäftspolitischen Fragen. Sie beschließt über die Gewinnverwendung gemäß § 9 Abs. 2.

§ 9

Gewinnverwendung

(1) Der Bilanzgewinn darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft und des ländlichen Raumes verwendet werden.

(2) Höchstens die Hälfte des zur Verteilung kommenden Betrages fließt einem Förderungsfonds zu, über dessen Verwendung die Anstaltsversammlung nach von ihr zu erlassenden Richtlinien entscheidet.

(3) Mindestens die Hälfte des zur Verteilung kommenden Betrages soll dem Zweckvermögen des Bundes nach dem Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank vom 12. August 2005 (BGBl. I S. 2363) zugeführt werden, solange dieses von der Bank verwaltet wird und solange die Bank von allen Steuern vom Vermögen, vom Einkommen und vom Gewerbebetrieb befreit ist.

§ 10

Besondere Pflicht der Organe

Sorgfaltspflicht und Verantwortlichkeit der Mitglieder des Vorstandes und des Verwaltungsrates richten sich nach den entsprechenden Vorschriften für Vorstands- und Aufsichtsratsmitglieder der Aktiengesellschaften.

§ 11

Aufsicht

(1) Die Bank untersteht der Aufsicht des Bundesministeriums für Ernährung und Landwirtschaft (Aufsichtsbehörde), das seine Entscheidungen im Einvernehmen mit dem Bundesministerium der Finanzen trifft. Die Aufsichtsbehörde trägt dafür Sorge, dass der Geschäftsbetrieb der Bank mit dem öffentlichen Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes sowie mit den Gesetzen und der Satzung in Einklang steht.

(2) Die Aufsichtsbehörde ist befugt, von den Organen der Bank Auskunft über alle Geschäftsangelegenheiten zu verlangen, Bücher und Schriften der Bank einzusehen sowie an den Sitzungen des Verwaltungsrates und seiner Ausschüsse sowie an der

Anstaltsversammlung teilzunehmen und Anträge zu stellen; ihren Vertretern ist jederzeit das Wort zu erteilen.

(3) Die Aufsichtsbehörde ist ferner befugt, die Anberaumung von Sitzungen der Organe und die Ankündigung von Gegenständen zur Beschlussfassung zu verlangen sowie die Ausführung von Anordnungen und Beschlüssen zu untersagen, die gegen das öffentliche Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes oder gegen die Gesetze oder die Satzung verstoßen.

(4) Im übrigen ist die Bank in der Verwaltung und Geschäftsführung selbständig, desgleichen in der Anstellung des Personals.

§ 12

Dienstsiegel und öffentliche Urkunden

Die Bank ist berechtigt, ein Dienstsiegel zu führen. § 39a des Beurkundungsgesetzes ist entsprechend anzuwenden. Ordnungsgemäß unterschriebene und mit dem Abdruck des Dienstsiegels versehene Erklärungen der Bank haben die Eigenschaft öffentlich beglaubigter Urkunden.

§ 13

Gedeckte Schuldverschreibungen

(1) Die Bank kann gedeckte Schuldverschreibungen nach Maßgabe der Absätze 2 bis 4 ausgeben.

(2) Der Gesamtbetrag der von der Bank ausgegebenen Schuldverschreibungen muss in Höhe des Nennwerts und der Zinsen jederzeit gedeckt sein. Als Deckung sind zulässig

1.	Pfandbriefe im Sinne des § 1 Abs. 3 des Pfandbriefgesetzes, die nach den Vorschriften des Pfandbriefgesetzes ausgegeben werden,

2.	Darlehen an inländische Körperschaften und solche Anstalten des öffentlichen Rechts, für die eine Anstaltslast oder eine auf Gesetz beruhende Gewährträgerhaftung oder eine staatliche Refinanzierungsgarantie gilt oder die das gesetzliche Recht zur Erhebung von Gebühren und anderen Abgaben innehaben, oder gegen Übernahme der vollen Gewährleistung durch eine solche Körperschaft oder Anstalt gewährte Darlehen oder sonstige Darlehen der Bank, für die Sicherheiten bestehen, die den Anforderungen des Pfandbriefgesetzes für die Deckung von Hypothekenpfandbriefen oder Schiffspfandbriefen entsprechen,

3.	Darlehen der Bank, für die nach bankmäßigen Grundsätzen ausreichende Sicherheiten bestehen.

Die in Satz 2 vorgeschriebene ordentliche Deckung kann vorübergehend durch Guthaben bei der Deutschen Bundesbank und bei geeigneten Kreditinstituten ersetzt werden (Ersatzdeckung).

(3) Die zur Deckung der Schuldverschreibungen bestimmten Vermögenswerte einschließlich der Ersatzdeckung sowie Vermögenswerte in Höhe der Deckungsrücklage nach § 2 Abs. 3 sind von der Bank einzeln in ein Register einzutragen. § 5 Abs. 1 und 2 des Pfandbriefgesetzes gilt entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

(4) Die Aufsichtsbehörde (§ 11 Abs. 1) bestellt nach Anhörung der Bank einen Treuhänder und einen Stellvertreter. Der Treuhänder hat darauf zu achten, dass die Ausgabe, Verwaltung und Deckung der Schuldverschreibungen den gesetzlichen und satzungsmäßigen Bestimmungen und den Anleihebedingungen entsprechen. § 7 Abs. 3 und 4 und die §§ 8 bis 11 des Pfandbriefgesetzes gelten entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

§ 13a

Mündelsicherheit

Die Schuldverschreibungen der Bank, die nicht auf ausländische Zahlungsmittel lauten, sind zur Anlegung von Mündelgeldern geeignet.

§ 14

Arreste und Zwangsvollstreckungen

Auf Arreste und Zwangsvollstreckungen in Vermögenswerte, die in das Deckungsregister nach § 13 Abs. 3 eingetragen sind, ist § 29 des Pfandbriefgesetzes entsprechend anzuwenden.

§ 15

Sondervorschrift für Refinanzierungskredite

Kreditinstitute können sich bei der Gewährung von Darlehen aus Mitteln, die sie von der Bank erhalten, die Verzinsung rückständiger Zinsen im Voraus versprechen lassen.

§ 16

Auflösung

(1) Das Insolvenzverfahren über das Vermögen der Bank ist unzulässig. Die Bank kann nur durch Gesetz aufgelöst werden. Das Gesetz bestimmt über die Verwendung des Vermögens. Es darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft oder der landwirtschaftlichen Forschung verwendet werden.

(2) Im Falle der Auflösung gehen die Gläubiger der gedeckten Schuldverschreibungen hinsichtlich der nach § 13 Abs. 3 in dem Register eingetragenen Werte den übrigen Gläubigern der Bank im Rang vor. Soweit diese Werte nicht zur Befriedigung der Gläubiger der gedeckten Schuldverschreibungen notwendig sind, stehen sie den übrigen Gläubigern der Bank zur Verfügung.

§ 17

Übergangsregelungen

 Die bisherigen Deckungsregister der Bank bleiben nach Inkrafttreten des Fünften Gesetzes zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank als getrennte Deckungsregister neben dem Deckungsregister nach § 13 Abs. 3 bestehen. Die Aufgaben des Treuhänders nach § 13 Abs. 4 erstrecken sich auch auf diese Deckungsregister.

§ 18

(weggefallen)

§ 19

(weggefallen)

§ 20

(Inkrafttreten)

13

Non-binding translation

Governing Law of Landwirtschaftliche Rentenbank

in the version of the announcement dated December 12, 2013 (Federal Gazette I page 4120), as amended by Article 3 of the Act dated November 2, 2015 (Federal Gazette I page 1864)

Section 1

Legal form, head office

(1) Landwirtschaftliche Rentenbank, hereinafter the Bank, is a direct federal institution under public law.

(2) The Bank has its head office in Frankfurt am Main. It does not have any branch offices.

Section 1a

Guarantee of the Federal Republic

The Federal Republic guarantees all obligations of the Bank in respect of loans extended to and debt securities issued by the Bank, fixed forward transactions or options entered into by the Bank and other credits extended to the Bank as well as credits extended to third parties inasmuch as they are expressly guaranteed by the Bank.

Section 2

Capital

(1) The capital stock of the Bank amounts to 135 million Euro.

(2) A principal reserve is to be formed in order to strengthen its capital base. At least half of the annual net income remaining after allocation to the guarantee reserve (paragraph 3) is to be allocated to it.

(3) A special guarantee reserve is to be formed in addition to the principal reserve (paragraph 2); such guarantee reserve is designed to provide further security for the secured debentures issued by the Bank. The guarantee reserve may not exceed 5 per cent of the nominal value of secured debentures issued at any given time. Not more than 50 per cent of the annual net profit may be allocated to it.

Section 3

Business responsibilities

(1) The Bank serves to promote agriculture and the rural areas, whereby the national and state responsibilities are to be taken into consideration. To fulfil its responsibilities, the bank may undertake development measures in accordance with the more specific stipulation of its statutes, in particular by financial instruments, in the following areas:

1. agriculture industry, including forestry, horticulture and fishing, as well as upstream and downstream areas,

2. sales and warehousing of agricultural and food products, including development and consolidation of markets in member states of the European Union and in other states which are parties to the Agreement on the European Economic Area,

3. agriculture related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming, protection of animals within the agriculture industry,

4. the improvement of the infrastructure in predominantly rural areas,

5. agriculture related consumer protection.

The Federal Ministry of Food and Agriculture may in agreement with the Federal Ministry of Finance, assign to the Bank the realisation of development measures within the framework of its legal mandate against an appropriate fee.

(2) To fulfil its responsibilities, the Bank may use all banking instruments at its disposal, in particular loans, grants and other financial means, furnish guarantees and enter into participations. Loans should as a rule be granted via or together with other banks. In relation to other banks, the Bank shall observe the common non-discrimination rule.

(3) Within the scope of its responsibilities according to paragraph 1, the Bank may, in accordance with the more detailed regulations in its statutes, also grant loans and other financing forms to regional authorities and public sector special purpose associations.

(4) To the extent that these are projects of common interest which are co-financed by the European Investment Bank or similar European financing institutions the Bank may grant other financing in the interest of German and European agriculture or rural areas, in accordance with the more detailed regulations in its statutes.

(5) To procure necessary funds, the Bank may raise loans, issue covered and uncovered bonds, underwrite guarantees and use all other standard bank financing instruments.

Section 4

Other transactions

(1) The Bank may furthermore conduct all transactions and services which are directly connected with the performance of its responsibilities. In this context, it may, in particular, buy and sell debt and securities and conduct transactions and measures to ensure its financial liquidity (Treasury Management) and all transactions necessary for diversifying risks.

(2) For the Bank, securities trading, the deposit business and payment services within the meaning of section 1 para. 2 of the Act on the Supervision of Payment Services (Zahlungsdiensteaufsichtsgesetz) are only permitted on its own account and only to the extent that they are directly connected to its public development functions.

Section 5

Official bodies

(1)	Executive bodies of the Bank are
1.	the Board of Management
2.	the Board of Supervisory Directors
3.	the General Meeting.

(2) The responsibilities and powers of authority of the official bodies of the institution shall be governed by its statutes unless otherwise provided for by law.

Section 6

The Board of Management

(1) The Board of Management comprises at least two members. The board members are appointed and dismissed by the Board of Supervisory Directors with a majority of two thirds of its members. The appointment requires the approval of the supervisory authority (Section 11 para. 1).

(2) The Board of Management shall be responsible for conducting the business of the Bank unless such responsibility is allocated to another official body of the institution by law or under the terms of its statutes.

(3) The Board of Management represents the Bank in court and out of court. The authority to represent the Bank as well as the form for declaration of intention of the authorised representatives is regulated by the statutes. If a declaration of intention is to be submitted to the Bank, the submission to a member of the Board of Management will suffice. The provisions valid for public limited companies are to be applied accordingly to the representation of the Bank with regard to its executive bodies.

Section 7

Board of Supervisory Directors

(1) The Board of Supervisory Directors comprises

1.	eight representatives of agricultural and food organisations, of which six shall be appointed by the Deutscher Bauernverband e.V. (German Farmers’ Union), one by the Deutscher Raiffeisenverband e.V. (Farmers’ Cooperative Association) and one as a representative of the food industry (trade and industry) by food associations;

2.	three agricultural ministers from states, who shall be appointed by the Bundesrat (Federal Council) for a period still to be determined, or their permanent deputies;

3.	a representative of the trade unions;

4.	the Federal Minister of Food and Agriculture; representation in the meetings of the Board of Supervisory Directors and its committees by a permanent deputy or by a departmental manager is permitted;

5.	one representative in each case from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance; the ministries may also be represented by other experts;

6.	three representatives from credit institutions or other credit experts, who shall be proposed by the Federal Government and co-opted by the other members of the Board of Supervisory Directors.

(2) The Chairman of the Board of Supervisory Directors shall be elected by the Board of Supervisory Directors from the ranks of the members of the German Farmers’ Union. His/her deputy is the Federal Minister of Food and Agriculture.

(3) Members of the General Meeting may not belong to the Board of Supervisory Directors.

(4) The Board of Supervisory Directors monitors the business conduct of the Board of Management and makes decisions regarding its discharge; it may issue to the Board of Management general and specific instructions.

(5) The Board of Supervisory Directors decides on the annual accounts, the allocation to the principal reserve and the guarantee reserve as well as on the division of the net profit for the year between the promotional fund (Section 9 para. 2) and the special-purpose fund (Section 9 para. 3); it shall forward its proposal for the appropriation of profits as per Section 9 para. 2 to the General Meeting for a final decision.

(6) The Board of Supervisory Directors decides on the statutes and their amendments. These require the authorisation of the supervisory authority (Section 11 para. 1).

Section 8

General Meeting of the institution

(1) The General Meeting of the institution shall be made up of representatives of the owners and lessors of properties encumbered with the Rentenbank land charge.

(2) The General Meeting comprises 28 members, of which two members in each case shall be appointed by the states of Baden-Württemberg, Bavaria, Brandenburg, Hessen, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia and one member in each case by the states of Berlin, Bremen,

Hamburg and Saarland. During the selection of the representatives, the individual agro-business size-categories, in particular family farms, are to be taken into consideration appropriately.

(3) The General Meeting receives the reports of the Board of Management on the business activities of the Bank and the Board of Supervisory Directors on the resolutions it has passed and advises the Bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. It decides on the appropriation of profits in accordance with Section 9 para. 2.

Section 9

Appropriation of profits

(1) The net profit for the year may only be used for the promotion of agriculture and rural areas, in compliance with general interest.

(2) At most half of the amount to be distributed is allocated to a promotional fund, the appropriation of which is decided by the General Meeting in accordance with guidelines, which it is to draw up.

(3) At least half of the amount to be distributed shall be allocated to the special-purpose fund of the Federal Republic as stated by the Act on the Special-Purpose Fund of the Federal Republic at Landwirtschaftliche Rentenbank as of August 12, 2005 (Federal Gazette I, 2363) provided that this is managed by the Bank and provided that the Bank is exempted of all taxes on assets, net income and commercial enterprise.

Section 10

Specific duty of the executive bodies

The duty of care and responsibility of the members of the Board of Management and the Board of Supervisory Directors comply with the relevant provisions for management board and supervisory board members of public limited companies.

Section 11

Supervision

(1) The Bank is subject to the supervision of the Federal Ministry of Food and Agriculture (supervisory authority), which makes its decisions in agreement with the Federal Ministry of Finance. The supervisory authority ensures that the business operation of the Bank complies with public interest in particular in the promotion of agriculture and rural areas as well as with the laws and its Statutes.

(2) The supervisory authority is empowered to request information from the executive bodies of the Bank on all business matters, to view any books and correspondence of the Bank and to participate in meetings of the Board of

Supervisory Directors and its committees as well as in the General Meeting, and to raise motions; its representatives must be admitted to the floor at all times.

(3) The supervisory authority is also authorised to request the calling of meetings of the executive bodies and the announcement of subjects to be decided as well as to prohibit the implementation of directives or resolutions, which contravene public interest in particular the promotion of agriculture and rural areas or are in breach of the laws or the Bank’s statutes.

(4) Otherwise, the Bank is independent with regard to its administration and management, likewise in the appointment of personnel.

Section 12

Official seal and public documents

The Bank is entitled to hold an official seal. Section 39a of the Notarisation Act (Beurkundungsgesetz) shall apply accordingly. Bank declarations, which are duly signed and given the stamp of the official seal have the character of officially authenticated public documents.

Section 13

Covered bonds

(1) The Bank may issue covered bonds according to paragraphs 2 to 4.

(2) The total amount of the bonds issued by the Bank must be covered to the amount of the nominal value and the interest at all times. The following are permitted as cover

1.	covered bonds which are issued in accordance with Section 1 para. 3 of the German Covered Bond Act (Pfandbriefgesetz),

2.	loans to domestic statutory corporations and such federal institutions under public law to which a maintenance obligation (Anstaltslast) or guarantee obligation by law (Gewährträgerhaftung) or a governmental refinancing guarantee apply, or which are legally entitled to levy fees and other charges, or loans granted under acceptance of the complete guarantee by such a statutory corporation or institution under public law, or other loans of the Bank for which sufficient collateral exists which meets the requirements of the German Covered Bond Act (Pfandbriefgesetz) for the coverage of mortgage bonds or bottomry bonds.

3.	loans granted by the Bank for which sufficient collateral exists in accordance with the policies of the Bank.

The appropriate cover prescribed in clause 2 may be replaced temporarily by credit deposits at Deutsche Bundesbank and at suitable banks (substitute cover).

(3) The assets determined for covering the bonds, including the substitute cover, as well as assets to the amount of principal reserves as per Section 2 para. 3 are to be entered individually into a register by the Bank. Section 5 para. 1 and 2 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

(4) After consultation with the Bank, the supervisory authority (Section 11 para. 1) nominates a trustee and a deputy. It is the responsibility of the trustee to ensure that the issuing, administration and cover of bonds comply with the legal and regulatory conditions and terms and conditions of the bonds. Section 7 para. 3 and 4 and Sections 8 to 11 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

Section 13a

Eligibility for the investment of ward money

Bonds issued by the Bank which are not denominated in foreign currency are eligible for the investment of ward money.

Section 14

Attachments and compulsory executions

Section 29 of the German Covered Bond Act (Pfandbriefgesetz) shall apply accordingly to attachments and compulsory executions upon assets which are entered in the register of covered bonds as per Section 13 para. 3.

Section 15

Special provision for refinancing loans

Credit institutions may request in advance an undertaking to pay interest on overdue interest in each case they grant a loan from funds received from the Bank.

Section 16

Dissolution

(1) Insolvency proceedings with respect to the Bank’s assets are inadmissible. The Bank may only be dissolved by law. Such law shall determine the application of assets. They may only be used for the promotion of agriculture or agricultural research in the interests of the public at large.

(2) In the event of dissolution, creditors of covered bonds shall rank before other creditors of the Bank in relation to the assets entered in the register of covered bonds as per Section 13 para. 3. To the extent that these assets are not required to settle claims of covered bond creditors they are available for the settlement of claims of the remaining creditors of the Bank.

Section 17

Transitional rules

The current Bank registers for covered bonds are retained as separate coverage registers in addition to the register as per Section 13 para. 3 when the fifth law on the amendment of the law governing Landwirtschaftliche Rentenbank comes into force. The duties of the trustee as per Section 13 para. 4 also encompass these coverage registers.

Section 18

(omitted)

Section 19

(omitted)

Section 20

(coming into force)